Exhibit 2.1

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), dated as of August 20, 2019, is entered into by and between by and among Vical Incorporated, a Delaware corporation, Victory Subsidiary, Inc., a Delaware corporation, and Brickell Biotech, Inc., a Delaware corporation. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the parties hereto entered into that certain Agreement and Plan of Merger and Reorganization, dated as of June 2, 2019 (as amended hereby, the “Merger Agreement”); and

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

AGREEMENT

1. Amendment to Merger Agreement.

a. Section 7.10 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Company Net Working Capital. The Company Net Working Capital as of the date of the Parent Stockholder Meeting is not less than -$14,300,000.”

b. Exhibit A of the Merger Agreement is hereby amended to replace the definition of “Company Valuation” in its entirety to read as follows:

“ “Company Valuation” means $50,177,799; provided, that (a) if the Company Net Working Capital as determined pursuant to Section 1.9 is less than -$14,800,000, then the Company Valuation shall be reduced by one dollar for each dollar that the Company Net Working Capital is less than -$14,800,000 and (b) if the Company Net Working Capital as determined pursuant to Section 1.9 is more than -$13,800,000, then the Company Valuation shall be increased by one dollar for each dollar that the Company Net Working Capital is more than -$13,800,000. For purposes of this definition, Company Net Working Capital shall be rounded down to the nearest whole dollar.”

c. Exhibit A of the Merger Agreement is hereby amended to replace the definition of “Company Outstanding Shares” in its entirety to read as follows:

“ “Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis, assuming, without limitation or duplication, (i) calculated in the case of clause (i) based on the treasury stock method, the issuance of shares of Company Capital Stock in respect of all Company Options, Company Warrants, Company Convertible Notes and other outstanding options, restricted stock awards, warrants, convertible notes or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise using a share price of $0.79 for purposes of the treasury stock method calculation) whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Warrants, Company Options or Company Convertible Notes (for the avoidance of doubt including any Company Convertible Notes issued following the date hereof pursuant to the Note Purchase Agreement up to an aggregate amount of $7.5 million) as of immediately prior to the Effective Time); and (ii) without applying the treasury stock method, (A) the issuance of shares of Parent Common Stock in respect of the Parent Warrants to be issued in connection with the Concurrent Financing and (B) unless otherwise consented to by Parent or pursuant to the Note Purchase Agreement (up to an aggregate amount of $7.5 million), the issuance of shares of Company Capital Stock or Parent Common Stock in respect of (1) 75% of any Company Options and (2) any convertible debt, warrants or other equity securities of Company or Parent, in the case of (1) and (2), that the Company, during the Pre-Closing Period, issues or commits to issue (which shall, with respect to Company Options, be in accordance with Section 4.2(b) of the Company Disclosure Schedule). The definition of “Company Outstanding Shares” and the definition of “Parent Outstanding Shares” should be read with, and interpreted in a manner consistent with, the schedule attached hereto as Schedule 1B.”

d. Exhibit A of the Merger Agreement is hereby amended to replace the definition of “Parent Outstanding Shares” in its entirety to read as follows:

“ “Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and using the treasury stock method, but assuming, without limitation or duplication, (i) the issuance of shares of Parent Common Stock pursuant to that certain Letter Agreement dated July 16, 2018, by and between Parent and MTS and (ii) the issuance of shares of Parent Common Stock in respect of all Parent Options, Parent Warrants and other outstanding options, restricted stock awards, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise using a share price of $1.35 for purposes of the treasury stock method calculation), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger, (but excluding any shares of Parent Common Stock reserved for issuance other than with respect to outstanding Parent Options and Parent Warrants as of immediately prior to the Effective Time). No out-of-the-money Parent Options or Parent Warrants shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares. The definition of “Company Outstanding Shares” and the definition of “Parent Outstanding Shares” should be read with, and interpreted in a manner consistent with, the schedule attached hereto as Schedule 1B.”

2. Effect of Amendment. Pursuant to Section 10.2 of the Merger Agreement, the Merger Agreement not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent. The Merger Agreement is amended by this Amendment only as specifically provided herein, and the Merger Agreement, as so amended, shall continue in full force and effect. Each reference in the Merger Agreement to “this Agreement”, “herein,” “hereof,” “hereunder” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby (except that references in the Merger Agreement to the “date hereof” or “date of this Agreement” or words of similar import shall continue to mean June 2, 2019). References to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement or contemplated thereby, shall refer to the Merger Agreement as amended hereby.

3. Authorization and Validity. Each party to this Amendment hereby represents and warrants to the other party hereto that: (a) such party has the requisite power and authority to execute and deliver this Amendment, to perform their obligations hereunder and to consummate the transactions contemplated hereby, (b) the execution and delivery of this Amendment has been duly and validly authorized by all necessary action of such party, and (c) this Amendment will be duly executed and delivered by such party and, assuming due execution and delivery by each of the other parties hereto, constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to the Enforceability Exceptions.

4. Miscellaneous. Sections 10.2, 10.4, 10.5 and 10.7 through 10.13 of the Merger Agreement shall apply mutatis mutandis to this Amendment.

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IN WITNESS WHEREOF, each party has caused this Amendment to be duly executed on its behalf by its duly authorized officer, as of the date first written above.

VICAL INCORPORATED

By:	/s/ Vijay Samant
Name: Vijay Samant
Title: President and CEO

VICTORY SUBSIDIARY, INC.

By:	/s/ Anthony Ramos
Name: Anthony Ramos
Title: Chief Financial Officer

BRICKELL BIOTECH, INC.

By:	/s/ Robert Brown
Name: Robert Brown
Title: CEO